PUBLIC

15047557

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section RECEIVED MAR 0 2 2015 WASH., D.C. 201

SEC FILE NUMBER
8- 37267

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weeden & Co. L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 Mason Street
(No. and Street)

Greenwich, (City) Connecticut (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ann Cotaj 203-861-7604
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

1212 Avenue of the Americas, (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert A. Cervoni, Lance F. Lonergan, Christopher J. Mahler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weeden & Co. L.P., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert A. Cervoni
Treasurer & Secretary of
Weeden Securities Corporation, General Partner
Title

Lance F. Lonergan, President of
Weeden Securities Corporation, General Partner

Christopher J. Mahler, Vice President of
Weeden Securities Corporation, General Partner

JOANNE COLON
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CO6042536
Qualified in Westchester County
My Commission Expires May 30, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weeden & Co., L.P.

Statement of Financial Condition (With Supplementary Information) and Report of Independent Registered Public Accounting Firm

December 31, 2014

WEEDEN & CO., L.P.

Index

Facing Page

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition December 31, 2014	2
Notes to Statement of Financial Condition	3 - 12
Supplementary information: Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities And Exchange Commission December 31, 2014	13

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Weeden & Co., L.P.

We have audited the accompanying statement of financial condition of Weeden & Co., L.P. as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. Weeden & Co., L.P.'s management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Weeden & Co., L.P. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Weeden & Co., L.P.'s statement of financial condition. The supplemental information is the responsibility of Weeden & Co., L.P.'s management. Our audit procedures included determining whether the supplemental information reconciles to the statement of financial condition or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the statement of financial condition as a whole.

CohnReznick LLP

New York, New York
February 27, 2015

WEEDEN & CO., L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 14,987,650
Cash segregated under Federal regulations	6,126,838
Receivable from clearing broker, net	5,825,633
Leasehold improvements, furniture, fixtures, equipment, and software, net	2,751,942
Security deposit	3,553,139
Other assets	1,922,400
Total	$ 35,167,602

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 9,285,503
Due to related parties	112,958
Total Liabilities	9,398,461
Commitments and contingencies	
Partners' capital	25,769,141
Total	$ 35,167,602

See Notes to Statement of Financial Condition.

Note 1 - Organization:

Weeden & Co., L.P. (the "Company"), a Delaware limited partnership, is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. ("FINRA"), and Securities Investor Protection Corporation ("SIPC"). The Company is registered with the Municipal Securities Rule Making Board ("MSRB"). The Company is notice registered as an Introducing Broker Dealer with the National Futures Association (NFA). The Company is also registered with foreign trading entities – The International Stock Exchange (ISE) and the Manitoba Securities Commission.

Weeden Securities Corp. is the sole general partner (the "GP"), and manages and controls the business and affairs of the Company. Weeden Investors, L.P. ("WILP") is the sole limited partner. The Company is an introducing broker for the transactions of its institutional customers, a market-maker in certain securities in the over-the-counter market, conducts a capital markets business which includes advisory services, investment banking and underwriting participation, and also engages in trading activities in fixed income products, derivative products and listed equities in both domestic and international markets in which the Company commits its capital in order to facilitate its customers' orders. The Company also conducts an agency options business.

The Company has an agreement with another broker-dealer ("clearing broker") to clear transactions, carry customers' accounts on a fully disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC rule 15c3-3(k)(2)(ii).

Note 2 - Significant accounting policies:

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets
b. Quoted prices for identical or similar assets or liabilities in markets that are not active
c. Inputs other than quoted prices that are observable for the asset or liability
d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort that indicates that market participants would use different assumptions.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The fair value of the Company's investments, including cash segregated under Federal regulations and securities owned and sold, not yet purchased, as of and for the year ended December 31, 2014 were all measured using Level 1 inputs. At December 31, 2014, the Company has securities management deems worthless.

NOTES TO STATEMENT OF FINANCIAL CONDITION

The Company records principal transactions in securities and the related revenue and expenses on a trade-date basis.

Commissions and related clearing expenses are recorded on a trade-date basis.

The Company has clear-thru agreements with other brokers. The Company acts as the executing broker and charges an execution fee on trades it executes on behalf of these introducing brokers.

Investment banking revenues include gains, losses, fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Certain advisory fees are recognized as the services are performed.

Securities owned or securities sold, not yet purchased, by the Company are valued at their prevailing market prices based on the last sales price listed on a national securities exchange or the NASDAQ.

For securities whose inputs are based on bid-ask prices, the Company's valuation policies require that fair value be within the bid-ask range. For securities traded in the OTC markets and listed securities for which no sale was reported on the valuation date, such securities are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

The Company has soft dollar arrangements with customers that fall within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934.

The Company accounts for costs incurred in connection with the development of software in accordance with guidance on accounting for costs of computer software developed or obtained for internal use. Accordingly, all costs incurred in the preliminary project stage are expensed as incurred, and internal and external costs incurred to develop internal use computer software during the application development stage are capitalized.

Amortization for leasehold improvements is provided for using the straight-line method over the period of the leases. Amortization of internally created software is provided for using the straight-line method over five years. Depreciation for all other capitalized assets is provided for over the estimated useful lives of the related assets, generally five to seven years, using the straight-line method.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Amounts paid to partners of WILP for salaries are expensed.

No provision is made in the accompanying financial statements for Federal or state income taxes since such liabilities are the responsibility of the individual partners.

The Company's U.S. Federal and state income tax returns prior to fiscal year 2011 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company has evaluated events and transactions for potential recognition or disclosure through February 27, 2015, which is the date the financial statements were available to be issued.

Note 3 - Cash and cash equivalents:

During 2014, the Company maintained cash accounts in excess of FDIC and SIPC limits. The Company monitors the solvency of the institutions in which these cash accounts are maintained.

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Note 4 - Cash segregated under Federal regulations:

Cash of $6,126,838 has been segregated in a special reserve bank account for the benefit of customers.

Note 5 - Receivable from clearing broker:

The clearing and depository operations for the Company's security transactions are provided by one broker who is a member of major securities exchanges. At December 31, 2014, all of the securities owned and the receivable from broker reflected in the statement of financial condition are security positions with and amounts due from this clearing broker.

For financial reporting purposes, amounts due to broker have been offset against amounts due from broker for securities sold, not yet purchased, and other items. The securities serve as collateral for the amount due to the broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or re-pledge this collateral. Additionally, investments in securities and

securities sold, not yet purchased, are subject to margin requirements.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

Amounts receivable from and payable to the clearing broker at December 31, 2014 consist of the following:

	Receivable	Payable
Receivable from clearing broker	$4,325,794	
Commissions and fees	1,539,454	$ 39,615
Totals	$5,865,248	$ 39,615

Included in receivable from clearing broker are two cash accounts aggregating $5,200,000 that have been pledged as collateral to the broker.

Note 6 - Securities owned and sold, not yet purchased:

Marketable securities owned totaled $1,927 and are included in other assets in the Statement of Financial Condition. Marketable securities sold, not yet purchased totaling $4,551 consist of trading securities at fair value and are included in accounts payable, accrued expenses, and other liabilities in the Statement of Financial Condition.

Note 7 - Leasehold improvements, furniture, fixtures, equipment, and software:

Leasehold improvements, furniture, fixtures, equipment, and software at cost, consist of the following:

Software	$12,544,596
Computers	3,345,540
Leasehold improvements	4,457,456
Equipment	1,320,486
Furnishings	1,096,479
	$22,764,557
Less accumulated depreciation and amortization	20,012,615
Total	$ 2,751,942

Note 8 - Financial statements with off-balance sheet risk:

The Company can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments can include futures, exchange-traded and over-the-counter options, delayed deliveries, and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers and manage market risks and are subject to varying degrees of market and credit risk. Derivative transactions are entered into to economically hedge other positions or transactions.

Futures and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

The credit risk for forward contracts, options and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility.

All positions in derivatives are reported in the accompanying statement of financial condition at fair value and any change in fair value is reflected in the Statement of Income as gain or loss as it occurs. The Company held no derivative instruments at December 31, 2014.

The Company sells securities that it does not currently own and, therefore, is obligated to purchase such securities at a future date. The Company records these obligations in the financial statements at fair values of the related securities, and incurs losses if the fair value of the securities increases subsequent date of the financial statements.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations to deliver cash or securities and the Company has to liquidate the security at a loss.

The Company's customer securities activities are transacted on a delivery vs. payment basis. The Company does not extend margin to its customers.

Note 9 - Related party transactions:

The Company from time to time enters into transfers with WILP. Interest is not charged on any intercompany or affiliate balances. At December 31, 2014, the amount due from WILP was $99.

Effective January 1, 2009, WILP formed a new company with Pragma Group Investors LLC ("PGI") called Pragma Weeden Holdings LLC ("PWH"). PWH owns 100% of Pragma Securities LLC ("PS"), which is a broker-dealer that provides algorithmic trading software to its customers. Pursuant to an agreement that was effective January 1, 2011, the Company, WILP, PS, PGI and others agreed to amend all previous related agreements. As a result, certain commission, commission-sharing and expense sharing agreements between PS and the Company were modified.

The Company has a commission-sharing agreement with PS. The agreement provides that PS supply the use of its algorithmic trading software to the Company's customers in exchange for 100% of the net commissions derived from the Company's customers' usage of PS's algorithmic trading system. PS also charges the Company a fee per share for the Company's internal use of the software. At December 31, 2014, the amount due to PS was $97,775.

At December 31, 2014, WILP owned 22% of The Leuthold Group LLC ("TLG"), a company which provides investment advisory services and sells research materials.

In April 2013, WILP and the GP acquired 99% and 1%, respectively, of Saxis Group, LLC ("SG"), a registered broker providing prime broker services to hedge funds, registered investment advisers and family offices. In July 2013, SG was renamed Weeden Prime Services, LLC ("WPS"). WPS is managed by its Board of Managers who reports to the GP Board of Directors.

In June 2013, the Company entered into a cross referral agreement with WPS. The two companies agreed to pay the referring party, referral fees as per the terms of the agreement.

In July 2013, the Company and WPS executed an Expense Sharing Agreement whereby each of the parties agreed to be responsible for its proportionate share of the costs of the services provided by the Internal Service Providers and the Third-Party Providers including but not limited to rent, technology, programming and accounting services.

At December 31, 2014, the total due to WPS was $15,183.

Note 10 - Employee benefit plans:

WILP sponsors a profit-sharing plan (the "Plan"), which covers all employees meeting specific age and service requirements. The Plan provides for WILP or the Company to make discretionary contributions based on a percentage of compensation. The Plan includes a 401(k) provision allowing employee deferrals.

Note 11 - Net capital requirement:

As a registered broker-dealer and a member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the alternative method. The net capital the Company is required to maintain, as defined, is the greater of $250,000 or up to $1,000,000 based upon the number of markets it makes and the price of the subject securities. The Company maintains net capital of $250,000. Net capital changes from day to day. At December 31, 2014, the Company had net capital of $19,043,671, which exceeded the requirement of $250,000 by $18,793,671.

Note 12 - Lease commitments:

The Company occupies office space under several non-cancelable leases which expire between 2017 and 2027. The aggregate minimum rental commitments under these leases are as follows:

Year Ending December 31,	Amount
2015	$ 2,230,237
2016	2,286,819
2017	2,142,554
2018	2,133,236
2019	2,034,350
Thereafter	16,760,530
Total	$27,587,726

The leases, in addition to base rentals, provide for rent escalations and other charges which are not reflected in the amounts above.

In December 2012, WILP sold its headquarters. Subsequently, the Company entered into a lease with the new owner. To serve as the security deposit, the lease requires an unconditional and irrevocable letter of credit equal to not less than two years of base rent delivered to the landlord. The amount of the letter of credit that expired December 31, 2014 was $3,468,000. On January 1, 2015, this letter of credit was amended for the amount of $3,537,360 with an expiration date of December 31, 2015. The letter of credit is collateralized by a 1 year bank certificate of deposit owned by the Company for the aforementioned amount.

Included in accounts payable, accrued expenses and other liabilities is deferred rent of $520,788 related to accounting for rent expense on a straight-line basis.

The Company has entered into three subleases, one with a related party, which expire between 2015 and 2027. The aggregate minimum rental revenues under these leases are as follows:

Year Ending December 31,	Amount
2015	$ 293,483
2016	36,883
2017	37,261
2018	37,646
2019	38,039
Thereafter	309,538
Total	$ 752,850

Included in other assets is deferred rent receivable of $9,500 related to accounting for rental income on a straight-line basis.

Note 13 - Commitments and contingencies:

In August 2008, the Company entered into a Sales and Use Tax Relief Program Implementing Agreement (the "Agreement") with the Connecticut Development Authority ("CDA"). At that time, the Company intended to acquire property to renovate, expand and equip its office space at its headquarters in Greenwich, Connecticut. The CDA granted the Company a benefit of sales and use tax exemptions in an amount not to exceed $300,000 over a three year period on tangible personal property acquired in connection with the office renovations.

The renovations were completed in 2011 and in August 2011, the tax benefit program concluded.

The Agreement states that if the Company relocated its business operations outside of the State of Connecticut within a ten-year period following the date the Company received its first benefit from the CDA, the Company shall be liable for the total amount of the sales and use benefit which actually accrued plus 7.5% of such benefit ("Relocation Payment").

Pursuant to an agreement with The State of Connecticut Department of Economic and Community Development ("ECD"), the Company satisfied certain conditions of a $1,500,000 loan from the ECD, and the loan was forgiven in April 2010. The Company is committed to maintain its headquarters in the State of Connecticut for a

period of 10 years, or it would be required to return the $1,500,000 plus a 7.5% penalty.

Note 14 - Partners' capital:

At December 31, 2014, partners' capital is comprised of as follows:

Weeden Securities Corp.	$ 257,691
Weeden Investors, L.P.	25,511,450
Total	$25,769,141

WEEDEN & CO., L.P.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Net capital:	
Total partners' capital	$ 25,769,141
Add allowable credits:	
Discretionary profit sharing plan	328,321
Discretionary bonus accrual	1,275,732
Total	1,604,053
Deduct nonallowable assets:	
Other assets, security deposit and due from related parties	5,473,612
Fixed assets, net	2,751,942
Total	8,225,554
Net capital before haircuts on securities positions	19,147,640
Haircut on securities and other charges	103,969
Net capital	$ 19,043,671
Computation of basic net capital requirement:	
Minimum net capital required	$ 250,000
Excess of net capital	$ 18,793,671

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Report of Independent Registered Public Accounting Firm.